Exhibit 99.1

UNITED STATES DISTRICT COURT

DISTRICT OF DELAWARE

ERIC SABATINI, Individually and On Behalf of	)
All Others Similarly Situated,	)
)
Plaintiff,	)	Case No.
)
v.	)	CLASS ACTION
)
MINDBODY, INC., RICK STOLLMEYER,	)	JURY TRIAL DEMANDED
KATHERINE BLAIR CHRISTIE, COURT	)
CUNNINGHAM, GAIL GOODMAN, CIPORA	)
HERMAN, ERIC LIAW, ADAM MILLER, and	)
GRAHAM SMITH,	)
)
Defendants.	)

COMPLAINT FOR VIOLATION OF THE SECURITIES EXCHANGE ACT OF 1934

Plaintiff, by his undersigned attorneys, for this complaint against defendants, alleges upon personal knowledge with respect to himself, and upon information and belief based upon, inter alia, the investigation of counsel as to all other allegations herein, as follows:

NATURE OF THE ACTION

1. This action stems from a proposed transaction announced on December 24, 2018 (the “Proposed Transaction”), pursuant to which MINDBODY, Inc. (“MINDBODY” or the “Company”) will be acquired by affiliates of Vista Equity Partners.

2. On December 23, 2018, MINDBODY’s Board of Directors (the “Board” or “Individual Defendants”) caused the Company to enter into an agreement and plan of merger (the “Merger Agreement”) with Torreys Parent, LLC (“Parent”) and Torreys Merger Sub, Inc. (“Merger Sub,” and together with Parent and Vista Equity Partners, “Vista”). Pursuant to the terms of the Merger Agreement, MINDBODY’s stockholders will receive $36.50 per share in cash for each share of MINDBODY common stock they hold.

3. On January 23, 2019, defendants filed a proxy statement (the “Proxy Statement”) with the United States Securities and Exchange Commission (the “SEC”) in connection with the Proposed Transaction.

4. The Proxy Statement, which scheduled a stockholder vote on the Proposed Transaction for February 14, 2019, omits material information with respect to the Proposed Transaction, which renders the Proxy Statement false and misleading. Accordingly, plaintiff alleges herein that defendants violated Sections 14(a) and 20(a) of the Securities Exchange Act of 1934 (the “1934 Act”) in connection with the Proxy Statement.

JURISDICTION AND VENUE

5. This Court has jurisdiction over all claims asserted herein pursuant to Section 27 of the 1934 Act because the claims asserted herein arise under Sections 14(a) and 20(a) of the 1934 Act and Rule 14a-9.

6. This Court has jurisdiction over defendants because each defendant is either a corporation that conducts business in and maintains operations within this District, or is an individual with sufficient minimum contacts with this District so as to make the exercise of jurisdiction by this Court permissible under traditional notions of fair play and substantial justice.

7. Venue is proper under 28 U.S.C. § 1391 because a substantial portion of the transactions and wrongs complained of herein occurred in this District.

PARTIES

8. Plaintiff is, and has been continuously throughout all times relevant hereto, the owner of MINDBODY common stock.

9. Defendant MINDBODY is a Delaware corporation and maintains its principal executive offices at 4051 Broad Street, Suite 220, San Luis Obispo, California 93401. MINDBODY’s common stock is traded on the NasdaqGM under the ticker symbol “MB.” MINDBODY is a party to the Merger Agreement.

10. Defendant Rick Stollmeyer is Chief Executive Officer and Chairman of the Board of the Company.

11. Defendant Katherine Blair Christie is a director of the Company.

12. Defendant Court Cunningham is a director of the Company.

13. Defendant Gail Goodman is a director of the Company.

14. Defendant Cipora Herman is a director of the Company.

15. Defendant Eric Liaw is a director of the Company.

16. Defendant Adam Miller is a director of the Company.

17. Defendant Graham Smith is a director of the Company.

18. The defendants identified in paragraphs 10 through 17 are collectively referred to herein as the “Individual Defendants.”

CLASS ACTION ALLEGATIONS

19. Plaintiff brings this action as a class action on behalf of himself and the other public stockholders of MINDBODY (the “Class”). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

20. This action is properly maintainable as a class action.

21. The Class is so numerous that joinder of all members is impracticable. As of December 20, 2018, there were approximately 45,515,580 shares of MINDBODY common stock outstanding, held by hundreds, if not thousands, of individuals and entities scattered throughout the country.

22. Questions of law and fact are common to the Class, including, among others, whether defendants violated the 1934 Act and whether defendants will irreparably harm plaintiff and the other members of the Class if defendants’ conduct complained of herein continues.

23. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and plaintiff has the same interests as the other members of the Class. Accordingly, plaintiff is an adequate representative of the Class and will fairly and adequately protect the interests of the Class.

24. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications that would establish incompatible standards of conduct for defendants, or adjudications that would, as a practical matter, be dispositive of the interests of individual members of the Class who are not parties to the adjudications or would substantially impair or impede those non-party Class members’ ability to protect their interests.

25. Defendants have acted, or refused to act, on grounds generally applicable to the Class as a whole, and are causing injury to the entire Class. Therefore, final injunctive relief on behalf of the Class is appropriate.

SUBSTANTIVE ALLEGATIONS

Background of the Company and the Proposed Transaction

26. MINDBODY is the leading technology platform for the fitness, beauty, and wellness services industries.

27. Local entrepreneurs worldwide use MINDBODY’s integrated software and payments platform to run, market, and grow their businesses.

28. Consumers use MINDBODY to more easily find, engage, and transact with fitness, wellness, and beauty providers in their local communities.

29. On December 23, 2018, MINDBODY’s Board caused the Company to enter into the Merger Agreement.

30. Pursuant to the terms of the Merger Agreement, MINDBODY’s stockholders will receive $36.50 per share in cash for each share of MINDBODY common stock they hold.

31. According to the press release announcing the Proposed Transaction:

MINDBODY, Inc. (NASDAQ: MB) today announced that it has entered into a definitive agreement to be acquired by Vista Equity Partners (“Vista”), a leading investment firm focused on software, data and technology-enabled businesses.

Under the terms of the agreement, Vista will acquire all outstanding shares of MINDBODY common stock for a total value of approximately $1.9 billion. MINDBODY shareholders will receive $36.50 in cash per share, representing a 68% premium to the unaffected closing price as of December 21, 2018. . . .

MINDBODY’s Board of Directors unanimously approved the deal and recommended that stockholders vote their shares in favor of the transaction. Closing of the transaction is subject to customary closing conditions, including the approval of MINDBODY stockholders and antitrust approval in the United States. The transaction is expected to close in the first quarter of 2019 and is not subject to a financing condition.

The Proxy Statement Omits Material Information, Rendering It False and Misleading

32. Defendants filed the Proxy Statement with the SEC in connection with the Proposed Transaction, which scheduled a stockholder vote on the Proposed Transaction for February 14, 2019.

33. As set forth below, the Proxy Statement omits material information with respect to the Proposed Transaction.

34. The Proxy Statement omits material information regarding the Company’s financial projections and the analyses performed by the Company’s financial advisor in connection with the Proposed Transaction, Qatalyst Partners LP (“Qatalyst”).

35. With respect to the Company’s financial projections, the Proxy Statement fails to disclose: (i) all line items used to calculate Adjusted EBITDA; (ii) the “Analyst Projections”; and (iii) a reconciliation of all non-GAAP to GAAP metrics.

36. With respect to Qatalyst’s Discounted Cash Flow Analysis, the Proxy Statement fails to disclose: (i) the individual inputs and assumptions underlying the range of discount rates of 9.0% to 11.0%; (ii) Qatalyst’s basis for applying a range of multiples of enterprise value to next-twelve-months estimated unlevered free cash flow of 20.0x to 30.0x; (iii) MINDBODY’s cash net of the face value of outstanding convertible debt and financing obligations; and (iv) the number of fully-diluted shares of MINDBODY common stock used by Qatalyst in the analysis.

37. With respect to Qatalyst’s Selected Companies Analysis, the Proxy Statement fails to disclose the Analyst Projections used by Qatalyst in the analysis.

38. With respect to Qatalyst’s Selected Transactions Analysis, the Proxy Statement fails to disclose the Analyst Projections used by Qatalyst in the analysis.

39. The disclosure of projected financial information is material because it provides stockholders with a basis to project the future financial performance of a company, and allows stockholders to better understand the financial analyses performed by the company’s financial advisor in support of its fairness opinion. Moreover, when a banker’s endorsement of the fairness of a transaction is touted to shareholders, the valuation methods used to arrive at that opinion as well as the key inputs and range of ultimate values generated by those analyses must also be fairly disclosed.

40. The omission of the above-referenced material information renders the Proxy Statement false and misleading, including, inter alia, the following sections of the Proxy Statement: (i) Background of the Merger; (ii) Recommendation of the Board of Directors and Reasons for the Merger; (iii) Opinion of Qatalyst Partners LP; and (iv) Management Projections.

41. The omitted information, if disclosed, would significantly alter the total mix of information available to the Company’s stockholders.

COUNT I

Claim for Violation of Section 14(a) of the 1934 Act and Rule 14a-9 Promulgated

Thereunder Against the Individual Defendants and MINDBODY

42. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

43. The Individual Defendants disseminated the false and misleading Proxy Statement, which contained statements that, in violation of Section 14(a) of the 1934 Act and Rule 14a-9, in light of the circumstances under which they were made, omitted to state material facts necessary to make the statements therein not materially false or misleading. MINDBODY is liable as the issuer of these statements.

44. The Proxy Statement was prepared, reviewed, and/or disseminated by the Individual Defendants. By virtue of their positions within the Company, the Individual Defendants were aware of this information and their duty to disclose this information in the Proxy Statement.

45. The Individual Defendants were at least negligent in filing the Proxy Statement with these materially false and misleading statements.

46. The omissions and false and misleading statements in the Proxy Statement are material in that a reasonable stockholder will consider them important in deciding how to vote on the Proposed Transaction. In addition, a reasonable investor will view a full and accurate disclosure as significantly altering the total mix of information made available in the Proxy Statement and in other information reasonably available to stockholders.

47. The Proxy Statement is an essential link in causing plaintiff and the Company’s stockholders to approve the Proposed Transaction.

48. By reason of the foregoing, defendants violated Section 14(a) of the 1934 Act and Rule 14a-9 promulgated thereunder.

49. Because of the false and misleading statements in the Proxy Statement, plaintiff and the Class are threatened with irreparable harm.

COUNT II

Claim for Violation of Section 20(a) of the 1934 Act

Against the Individual Defendants

50. Plaintiff repeats and realleges the preceding allegations as if fully set forth herein.

51. The Individual Defendants acted as controlling persons of MINDBODY within the meaning of Section 20(a) of the 1934 Act as alleged herein. By virtue of their positions as officers and/or directors of MINDBODY and participation in and/or awareness of the Company’s operations and/or intimate knowledge of the false statements contained in the Proxy Statement, they had the power to influence and control and did influence and control, directly or indirectly, the decision making of the Company, including the content and dissemination of the various statements that plaintiff contends are false and misleading.

52. Each of the Individual Defendants was provided with or had unlimited access to copies of the Proxy Statement alleged by plaintiff to be misleading prior to and/or shortly after these statements were issued and had the ability to prevent the issuance of the statements or cause them to be corrected.

53. In particular, each of the Individual Defendants had direct and supervisory involvement in the day-to-day operations of the Company, and, therefore, is presumed to have had the power to control and influence the particular transactions giving rise to the violations as alleged herein, and exercised the same. The Proxy Statement contains the unanimous recommendation of the Individual Defendants to approve the Proposed Transaction. They were thus directly involved in the making of the Proxy Statement.

54. By virtue of the foregoing, the Individual Defendants violated Section 20(a) of the 1934 Act.

55. As set forth above, the Individual Defendants had the ability to exercise control over and did control a person or persons who have each violated Section 14(a) of the 1934 Act and Rule 14a-9, by their acts and omissions as alleged herein. By virtue of their positions as controlling persons, these defendants are liable pursuant to Section 20(a) of the 1934 Act. As a direct and proximate result of defendants’ conduct, plaintiff and the Class are threatened with irreparable harm.

PRAYER FOR RELIEF

WHEREFORE, plaintiff prays for judgment and relief as follows:

A. Enjoining defendants and all persons acting in concert with them from proceeding with, consummating, or closing the Proposed Transaction;

B. In the event defendants consummate the Proposed Transaction, rescinding it and setting it aside or awarding rescissory damages;

C. Directing the Individual Defendants to file a Proxy Statement that does not contain any untrue statements of material fact and that states all material facts required in it or necessary to make the statements contained therein not misleading;

D. Declaring that defendants violated Sections 14(a) and/or 20(a) of the 1934 Act, as well as Rule 14a-9 promulgated thereunder;

E. Awarding plaintiff the costs of this action, including reasonable allowance for plaintiff’s attorneys’ and experts’ fees; and

F. Granting such other and further relief as this Court may deem just and proper.

JURY TRIAL DEMAND

Plaintiff hereby demands a trial by jury on all issues so triable.

Dated: January 24, 2019		RIGRODSKY & LONG, P.A.

	By:	/s/ Gina M. Serra
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
Gina M. Serra (#5387)
OF COUNSEL:		300 Delaware Avenue, Suite 1220
Wilmington, DE 19801
RM LAW, P.C.		Telephone: (302) 295-5310
Richard A. Maniskas		Facsimile: (302) 654-7530
1055 Westlakes Drive, Suite 300		Email: sdr@rl-legal.com
Berwyn, PA 19312		Email: bdl@rl-legal.com
Telephone: (484) 324-6800		Email: gms@rl-legal.com
Facsimile: (484) 631-1305
Email: rm@maniskas.com		Attorneys for Plaintiff